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As filed with the Securities and Exchange Commission on October     , 2003.

Registration No. 333-91972

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADC Telecommunications, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	41-0743912
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13625 Technology Drive
Eden Prairie, Minnesota 55344
(952) 938-8080
(Address, including zip code, and telephone
number, including area code, of registrant's principal executive offices)

Jeffrey D. Pflaum, Esq.
Vice President, Chief Legal Officer and
Corporate Secretary
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344
(952) 938-8080
(Name, address, including zip code, and telephone number,
including area code, of agent for service)	Copy to: Jay L. Swanson, Esq. Dorsey & Whitney LLP Suite 1500 50 South Sixth Street Minneapolis, MN 55402 (612) 340-2600

        Approximate date of commencement of the proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock par value $.20 per share(3)	1,000,000(4)	$2.25(4)	$2,250,000(4)	$207.00(4)

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions in accordance with the terms of the plan.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on July 1, 2002.

(3)
Includes corresponding rights to acquire shares of ADC Telecommunications, Inc. preferred stock pursuant to the Third Amended and Restated Rights Agreement, dated as of July 30, 2003, as amended, between ADC Telecommunications, Inc. and Computershare Investment Services, LLC.

(4)
Reflects shares registered pursuant to the Registration Statement filed on July 3, 2002 and amended July 16, 2002. All data shown pertains to the calculation of fees paid in July 2002. No additional shares are being registered with this Amendment No. 2 to the Registration Statement and therefore no new fees are owed.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344

(952) 938-8080

ADCInvestDirect

Direct Stock Purchase Plan
1,000,000 Shares of Common Stock

        Our Direct Stock Purchase Plan provides you with a convenient and economical way of purchasing shares of ADC common stock without a broker at low transaction costs.

        You may also transfer shares easily or sell your shares at low cost.

        You may own and transfer your shares without holding certificates.

        The Plan may purchase ADC common stock directly from ADC or on the open market, as periodically determined by ADC. The purchase price for shares purchased in the open market will be the weighted average price at which the shares are actually purchased by the Plan Administrator. The purchase price of shares purchased from ADC will be the average of the high and low sale prices quoted on the Nasdaq National Market on the date of purchase.

        ADC's common stock is quoted on the Nasdaq National Market under the symbol "ADCT." The closing market price of the common stock as of October 1, 2003 was $2.28 per share.

        A summary of important Plan features is contained on page 2 of this prospectus. A complete description of the Plan begins on page 14 of this prospectus.

Please read this prospectus carefully before investing and
retain it for your future reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE COMMON STOCK DISCUSSED IN THIS PROSPECTUS OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should carefully consider the risk factors beginning on page 3 of this prospectus.

The date of this prospectus is                        , 2003.

A SUMMARY OF IMPORTANT PLAN FEATURES

•
Current Shareholders—If you are a registered holder of ADC common stock, you may participate in the Plan by completing and returning a Plan Authorization Form. If you own ADC common stock, but your shares are held by a bank or broker in its name (i.e., "street name"), you will need to either withdraw your shares from your brokerage account and register them in your own name or enroll in the Plan in the same manner as a new shareholder.

•
Open to Nonshareholders—If you currently do not own shares of ADC common stock, you may enroll in the Plan by completing and returning a Plan Authorization Form, paying a one-time account set-up fee of $10, and either making an initial investment of at least $500 or authorizing automatic monthly cash investments of at least $50.

•
Investments—You may make investments in common stock of a minimum of $50 per investment up to an aggregate of $250,000 per year. Investments may be made by automatic monthly electronic funds transfer or by check or money order at weekly or less frequent intervals, whichever you prefer.

•
Full Investment of Plan Funds—Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as full shares.

•
Fees—There are certain enrollment, transaction and service fees associated with the Plan, which we describe further in this prospectus.

•
Share Safekeeping—You may deposit for safekeeping certificates representing shares of common stock held in certificate form, whether or not the shares were issued under the Plan, at no cost to you.

•
Account Statements—Account statements detailing your Plan activities are mailed to you following each Plan transaction.

•
Plan Administrator—The Plan Administrator is:

    Computershare Trust Company, Inc
    Attention: ADCInvestDirect
    P.O. Box A3309
    Chicago, IL 60690-3309

ADC TELECOMMUNICATIONS, INC.

Our Company

        We are a leading global supplier of broadband network equipment, software and systems integration services that enable communications service providers to deliver high-speed Internet, data, video and voice services to consumers and businesses worldwide. Our product offerings and development efforts are focused on increasing the speed and efficiency of the mile/kilometer portion of broadband communications networks, and our product and service offerings help connect communications service providers' offices to businesses and end users' homes as well as to wireless communications devices.

        Our customers include local and long-distance telephone companies, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, businesses, systems integrators and communications equipment manufacturers and distributors. We offer broadband connectivity components and systems, broadband access and network equipment, software and systems integration services to our customers through the following two segments of product and service offerings:

  •
  Broadband Infrastructure and Access; and

  •
  Integrated Solutions

        Broadband Infrastructure and Access focuses on Internet Protocol (IP)-based offerings for the cable industry, Digital Subscriber Line (DSL) offerings for the telecommunications industry and broadband connectivity products for wireline, cable and wireless communications network applications. These products consist of:

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  Connectivity systems and components that provide the infrastructure to wireline, cable and wireless service providers to connect Internet, data, video and voice services to the network over copper, coaxial and fiber-optic cables; and

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  Access systems used by wireline, cable and wireless service providers to deliver high-speed Internet, data and voice services to consumers and businesses in the last mile/kilometer of communications networks.

        Integrated Solutions focuses on operations support system (OSS) software and system integration services for broadband, multiservice communications over wireline and wireless networks. Systems integration services are used to design, equip and build communications networks that deliver Internet, data, video and provide services to consumers and businesses. OSS software includes communications billing, customer management, network performance and service-level assurance software used by service providers to operate communications networks.

Our Address and Telephone Number

        We were incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our world corporate headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and our telephone number is (952) 938-8080. The address of our web site is www.adc.com.

RISK FACTORS

        Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business financial condition or results of operations could suffer, and the trading price of our common stock could decline. The risks described below may be amended, supplemented or superceded from time to time by other reports we file with the SEC in the future.

Risks Related to Our Business

Our operating results have been, and will continue to be, adversely affected by the significant downturn in the communications equipment industry and the slowdown in the United States economy.

        Our operating results during fiscal 2003, 2002 and 2001 have been significantly impacted by the substantial downturn in the telecommunications equipment industry. In this market environment, many of our customers have deferred capital spending, reduced their equipment purchases and announced plans to further reduce capital expenditures in 2003. As a result, our revenues have decreased each quarter compared to the prior year and prior quarter since the first quarter of fiscal 2001 and have decreased materially from levels prior to 2001.

        A majority of our revenues are derived from telecommunication service providers. These customers have greatly reduced their spending on communications equipment. Our business has also been negatively impacted by reduced or deferred capital spending by our cable industry customers. Some of our customers have experienced serious financial difficulties, which in certain cases has resulted in bankruptcy filings or cessation of operations. Demand for products in the telecommunications equipment market remains at low levels compared to pre-2001 levels.

        If capital spending levels by service providers continue to decline, or if the telecommunications market does not improve, our revenues and profitability will continue to be adversely affected. As a result of the significant slowdown in capital spending in our target market, it is difficult to predict the level of future demand in those markets, even in the very short term. In addition, the level of demand can change quickly and vary over short periods of time, making accurate forecasts of revenues, operating results and cash flow increasingly difficult.

        The general slowdown in the United States economy has also negatively impacted, and may continue to adversely affect, our business and operating results. We expect any recovery in the communications market to lag behind a general economic recovery. Terrorist attacks in the United States, the war with Iraq and other worldwide events have increased uncertainty in the United States economy. If general economic conditions in the United States and globally do not improve, or if there is a worsening of the United States or global economy, we may continue to experience material adverse effects on our business, financial condition and results of operations.

We incurred significant net losses in fiscal 2001 and 2002, and we have continued to incur net losses during fiscal 2003. No assurance can be given that we will achieve operating profitability in the future.

        We incurred net losses of approximately $1.29 billion and $1.15 billion in fiscal 2001 and 2002, respectively and we expect to incur a net loss for the full fiscal year 2003. Depending upon conditions in the telecommunications equipment market and the United States and global economy generally, such net losses may continue for the foreseeable future.

        When the significant reduction in communications equipment spending became evident in fiscal 2001, we began implementing a restructuring plan to reduce operating expenses and capital expenditures and to narrow the strategic focus of our business. As a result in large part of this structuring plan, ADC incurred impairment and special charges of $697.1 million and $567.9 million in fiscal 2001 and 2002, respectively. Although most of the restructuring plan initiatives have been implemented, we do not expect to complete the restructuring plan until the end of fiscal 2003. Accordingly, we expect to continue to incur special charges throughout the current fiscal year, and may incur such charges in later fiscal years.

        As a result of the restructuring plan, we have significantly reduced expenses and lowered our quarterly revenue break-even point. However, we may not be able to achieve anticipated revenue levels in future quarters or further reduce our expenses if revenue shortfalls occur. As a result, no assurance can be given that we will achieve operating profitability.

The future of the market for communications equipment products is uncertain.

        We cannot predict whether the market for communications equipment products and services will improve and grow in the foreseeable future. The slowdown in the United States and global economy over the past two years, changes and consolidation in the communications service provider market, and the constraints on capital availability have had a material adverse effect on many of our customers.

        In addition, as the downturn in the communications services industry continues, we expect increased consolidation among our customers in order for them to increase market share, diversify product portfolios and achieve greater economies of scale. Consolidation is likely to impact our business as our customers focus on integrating their operations and choosing their equipment vendors. After a consolidation occurs, there can be no assurance that we will continue to supply equipment to the surviving communications service provider. For example, the acquisition of AT&T Broadband by Comcast Corporation, as well as declining performance by cable providers, has caused a marked reduction in our IP cable sales.

        In the past, our principal product offerings have been copper-based and fiber-optic-based products designed to connect and transmit information on traditional telephony networks. With the growth of multimedia applications and the development of enhanced Internet, data, video and voice services, our recent product and service offerings and research and development efforts have been and are focused on emerging technologies and network equipment, software and systems integration services for communications service providers. The market for communications network equipment, software and integration services is rapidly changing, and we may not be able to compete successfully.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

        The communications equipment industry is characterized by rapid technological change. In our industry, we also face evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements by our competitors. The introduction of products using new technologies or the adoption of new industry standards can make our existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers' changing demands.

        We cannot predict technological trends or new products in the telecommunications equipment market. In addition, we do not know whether our products and services will meet with market acceptance or be profitable or how their sales may be impacted by possible consolidation of communications service provider customers. We may not be able to compete successfully, and competitive pressures may have a material adverse effect on our business, operating results and financial condition.

        New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. We have invested, and we will continue to invest, substantial resources for the development of new products. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be materially adversely affected.

We may need to make additional strategic changes to our product portfolio but our strategic changes and restructuring programs may not yield the benefits that we expect.

        In 2001, we announced an initiative to focus our business on core operations and products and improve our operating performance by restructuring and streamlining operations. As part of this initiative, the Company sold or closed a number of non-strategic businesses and product lines, disposed of certain facilities, significantly reduced our workforce and outsourced some manufacturing and other functions in fiscal 2001, 2002 and 2003. These activities may not yield the benefits we expect and may give rise to unforeseen costs. As a result of these activities, we have recorded substantial impairment and special charges during those periods, which adversely affect the comparability of our reported financial results during those periods.

        During the third quarter of fiscal 2003, we announced that a new product portfolio review initiative to focus on other opportunities to enhance shareowner value in the difficult and changing communications equipment industry. We intend to focus on product markets in which we are, or believe we can become, one of the leading suppliers. As part of the current product portfolio review, ADC may make strategic additions and subtractions to its product line. Accordingly, we may acquire businesses and product lines in our areas of focus and de-emphasize other businesses and product lines. We may also divest, eliminate or scale back existing businesses and product lines.

        The extent of this additional restructuring effort, and its effects on our business, operating results and financial condition, are unknown at this time. If we determine to acquire complementary businesses in our areas of strategic focus, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition. Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses. In addition, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions, and we may not be able to retain key management, technical and sales personnel after an acquisition.

Our industry is highly competitive and subject to pricing pressure.

        Competition in the communications equipment industry is intense. We believe that competition may increase substantially with the increased use of broadband networks. We believe our success in competing with other manufacturers of communications equipment products and services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses. We have experienced and anticipate experiencing increasing pricing pressures from current and future competitors as well as general pricing pressure from our customers as part of their cost reduction efforts. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do. Competition may also be affected by consolidation among communications equipment providers, which may increase their resources. As a result, other competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

        We cannot predict whether we will be able to compete successfully with our existing and new products and services or with current and future competitors. In addition, we believe that technological change, the convergence of Internet, data, video and voice on a single broadband network, the possibility of regulatory changes and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes are difficult to predict at this time. Increased competition could lead to price cuts, reduced profit margins and loss of market share, which may seriously harm our business, operating results and financial condition.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products.

        Our customer base is relatively concentrated among the largest communications service providers in the United States. If we lose a significant customer, our sales and gross margins would be negatively impacted. In addition, the loss of sales may require us to record additional impairment charges or exit a particular business or product line.

        Over recent periods, most of our major customers have reduced their capital spending and purchases of our products and have expressed uncertainty as to their future requirements. As a result, our sales have declined and it is difficult to predict future sales accurately. The conditions contributing to this difficulty include:

  •
  the prolonged downturn in the telecommunications industry, resulting in increased pricing pressure and competition by equipment providers for the remaining spending by the surviving industry participants;

  •
  uncertainty regarding the capital spending plans of the major telecommunications carriers, upon which we depend for sales;

  •
  consolidation in the industry;

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  the telecommunications carriers' current limited access to the capital required for expansion; and

  •
  general market and economic uncertainty.

        While we have responded to the depressed market by reducing excess capacity and cutting costs, we cannot assure you that our plans will be successful in mitigating the adverse effects of a prolonged downturn. The current downturn in the telecommunications industry may be more severe and prolonged than expected. If our net sales continue to decline, our ability to meet financial expectations for future periods may be impaired.

Our operating results fluctuate significantly, and if we miss quarterly financial expectations, our stock price could decline.

        Our operating results are difficult to predict, and fluctuate significantly from quarter to quarter. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly earnings results may be caused by many factors, including:

  •
  the volume and timing of orders from and shipments to our customers;

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  work stoppages and other developments affecting the operations of our customers;

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  the timing of and our ability to obtain new customer contracts;

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  the timing of new product and service announcements;

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  the availability of products and services;

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  the overall level of capital expenditures by our customers;

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  the market acceptance of new and enhanced versions of our products and services or variations in the mix of products and services we sell;

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  the utilization of our production capacity and employees; and

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  the availability and cost of key components.

        Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be affected adversely.

        In addition, our operating results are subject to seasonal factors. We historically have had stronger demand for our products and services in the fourth fiscal quarter ending October 31, primarily as a result of our year-end incentives and customer budget cycles. We typically have experienced weaker demand for our products and services in the first fiscal quarter ending January 31, primarily as a result of the number of holidays in late November, December and early January, the development of annual capital budgets by our customers during that period, and a general industry slowdown during that period.

        We cannot predict if these historical seasonal trends will continue or worsen in the future, particularly in light of the economic downturn of the past two years. For instance, due to the economic downturn in the communications equipment and services market during fiscal 2001 and 2002, this historical trend of seasonality was not evident during these two fiscal years.

The regulatory environment in which we operate is changing.

        The communications equipment industry is subject to regulation in the United States and other countries. Our business is dependent upon the continued growth of the telecommunications industry in the United States and globally. Federal and state regulatory agencies regulate most of our United States customers. In early 1996, the United States Telecommunications Act of 1996 was enacted. The Telecommunications Act lifted certain restrictions on the ability of companies, including the Regional Bell Operating Companies and other of our customers, to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. These changes generally have increased our opportunities to provide solutions for our customers' Internet, data, video and voice needs.

        The established telecommunications providers have stated that some of these changes have diminished the profitability of additional investments made by them in their business, which reduces their demand for our products, because they are required to share portions of their networks with competitors, a practice known as "unbundling." During the quarter ended January 31, 2003, the Federal Communications Commission released their adoption of a Report and Order concerning incumbent local exchange carriers' network unbundling obligations. The FCC essentially kept in place the carriers' current unbundling obligations (known as "UNE-P"), with respect to the carriers' existing network infrastructure, and ruled not to require the unbundling of certain network elements in next generation hybrid and fiber networks. In August 2003 the FCC issued its final rules on unbundling obligations, and it is too early to predict what impact this ruling may have on capital spending by telecommunications service providers. It is also likely that portions of this ruling will be subject to legal challenges by various constituents within the telecommunications industry. Overall, we do not anticipate that this decision will result in increased capital spending by the incumbent carriers or insurgent competitors in the near term.

        Future regulatory changes affecting the communications industry are anticipated both in the United States and internationally. These changes could negatively affect our customers and reduce demand for our products. In addition, competition in our markets could intensify as the result of changes to existing regulations or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.

        As a result of adverse conditions in the telecommunications market, some of our customers have and may continue to experience serious financial difficulties, which in some cases have resulted or may result in bankruptcy filings or cessation of operations. In the future, if customers experiencing financial problems default and fail to pay amounts owed to us, we may not be able to collect these amounts and recognize expected revenue. In the current environment in the telecommunications equipment industry and the United States and global economy, it is possible that customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase. Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.

        We also have provided financing to some of our customers for purchases of our equipment. Many of our competitors engage in similar financing transactions in order to obtain customer orders. To remain competitive, we believe that it may be necessary for us to continue to offer financing arrangements in the future. We intend under certain circumstances to sell all or a portion of these commitments and outstanding receivables to third parties. In the past, we have sold some receivables with recourse and have had to compensate the purchaser for the loss.

        Our ability to collect on these financing arrangements is contingent on the financial health of the companies to which we extend credit. The condition of these companies is affected by many factors, including, among others, general conditions in the communications equipment and services industry, general economic conditions and changes in telecommunications regulations. We may experience credit losses that could adversely affect our operating results and financial condition.

Conditions in global markets could affect our operations.

        Our non-United States sales accounted for approximately 27% of our net sales in fiscal 2002 and 29% of our net sales in fiscal 2001. We expect non-United States sales to increase as a percentage of net sales in the future. We also operate sales and distribution facilities in numerous countries. Due to our non-United States sales and our non-United States operations, we are subject to the risks of conducting business globally. These risks include:

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  local economic and market conditions;

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  political and economic instability;

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  unexpected changes in or impositions of legislative or regulatory requirements;

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  fluctuations in the exchange rate of the United States dollar;

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  tariffs and other barriers and restrictions;

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  longer payment cycles;

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  difficulties in enforcing intellectual property and contract rights;

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  greater difficulty in accounts receivable collection;

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  potentially adverse taxes; and

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  the burdens of complying with a variety of non-United States laws and telecommunications standards.

        We also are subject to general geopolitical risks, such as terrorism, political and economic instability and changes in diplomatic and trade relationships.

        Instability in non-United States markets, particularly in the Middle East, Asia and Latin America, could have a negative impact on our business, financial condition and operating results. The aftermath of the war in Iraq and other turmoil in the Middle East also may have negative effects on the operating results of some of our businesses, especially those located in Israel. Also, the effect of Severe Acute Respiratory Syndrome, or SARS, could adversely affect our business in Asia. In addition to the effect of global economic instability on non-United States sales, sales to United States customers having significant non-United States operations could be impacted negatively by these conditions.

Our intellectual property rights may not be adequate to protect our business.

        Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether such protection will be adequate, or whether our competitors can develop similar technology independently without violating our proprietary rights.

        Also, rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable. In addition, many of our competitors have substantially larger patent portfolios than we do.

We face intellectual property litigation and infringement claims that could be costly to defend and result in our loss of significant rights.

        As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlaps, we believe that companies in the communications equipment industry are becoming increasingly subject to infringement claims. We have received and may continue to receive notices from third parties, including some of our competitors, claiming that we are infringing third-party patents or other proprietary rights. We cannot predict whether we will prevail in any litigation over third-party claims, or whether we will be able to license any valid and infringed patents on commercially reasonable terms. It is possible that unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements, which could be expensive. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, financial condition and operating results could be affected adversely.

If we seek to secure additional financing, we may not be able to obtain it. Also, if we are able to secure additional financing, our shareowners may experience dilution of their ownership interest or we may be subject to limitations on our operations.

        We currently anticipate that our available cash resources, which include existing cash and cash equivalents, will be sufficient to meet our anticipated needs for working capital and capital expenditure for the foreseeable future. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we may need to raise additional funds to develop new or enhanced products, respond to competitive pressures, take advantage of acquisition opportunities or raise capital for strategic purposes. Commercial bank financing is not available at this time to us or to many companies in our industry and currently have no sources of committed capital. If we raise additional funds through the issuance of equity or equity-related securities, our shareowners may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of common stock. If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility.

        After taking into account all share reservations we have made on account of our stock option plans, our employee stock purchase plans and outstanding convertible unsecured subordinated notes and related warrants, we have approximately 10 million shares of common stock available for future issuances. In order to issue more than this number of shares, we would need to obtain approval by our shareowners of an amendment to our articles of incorporation increasing the number of authorized shares. The limitation on new share issuances could adversely affect our ability to engage in future equity financing transactions or acquisition transactions using our common stock as consideration.

We are dependent upon key personnel.

        Like all technology companies, our success is dependent on the efforts and abilities of our employees. Our ability to attract, retain and motivate skilled employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.

        Our recent initiatives to focus our business on core operations and products by restructuring and streamlining operations, including substantial reductions in our workforce, have created uncertainty on the part of our employees regarding future employment with ADC. This uncertainty, together with our operating losses and lower stock price, may have an adverse effect on our ability to retain and attract key personnel.

Shifts in our product mix may result in declines in gross profit, as a percentage of net sales.

        Our gross profit, as a percentage of net sales, varies among our product groups. Our overall gross profit, as a percentage of net sales, has fluctuated from quarter to quarter as a result of shifts in product mix, the introduction of new products, decreases in average selling prices and our ability to reduce manufacturing costs. We expect such fluctuation in gross profit to continue in the future.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.

        If our products do not meet our customers' performance requirements, our customer relationships may suffer. Also, our products may contain defects. Any failure or poor performance of our products could result in:

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  delayed market acceptance of our products;

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  delays in product shipments;

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  unexpected expenses and diversion of resources to replace defective products or identify the source of errors and to correct them;

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  damage to our reputation;

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  delayed or lost revenue; and

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  product liability claims.

        Our products are often critical to the performance of communication systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products.

        Our ability to produce our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of market demand. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than our own may have a competitive advantage in obtaining raw materials and supplies due to greater buying power. Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.

        In addition, we have increased our reliance on the use of contract manufacturers to make our products on our behalf. We estimate that products made by contract manufacturers accounted for approximately 33% of our net sales in fiscal 2002. If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer. We intend to outsource additional functions in the future.

We are subject to risks associated with changes in security prices, interest rates and foreign exchange rates.

        We face market risks from changes in security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. At times, we reduce this risk through the use of derivative financial instruments. However, we do not enter into derivative instruments for the purpose of speculation.

        Also, we are exposed to market risks from changes in foreign exchange rates. To mitigate this risk, we have instituted a balance sheet hedging program. The objective of this program is to protect our net monetary assets and liabilities in non-functional currencies from fluctuations due to movements in foreign exchange rates. We attempt to minimize exposure to currencies in which hedging instruments are unavailable or prohibitively expensive by managing our operating activities and net assets position.

We have been named as a defendant in securities and other litigation.

        We are the defendant in a lawsuit that purports to represent a class of purchasers of our common stock during the period from August 17, 2000 to March 28, 2001. The complaint alleges that we violated the securities laws by making false and misleading statements about our financial performance and business prospects. We have been named as a defendant in three lawsuits alleging breach of fiduciary duties under ERISA. These claims have been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the plan.

        We believe that all of the above lawsuits are without merit and intend to defend these actions vigorously. However, litigation is by its nature uncertain and unfavorable resolutions of these lawsuits could materially adversely affect our business, results of operations or financial condition.

        We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. The amount of monetary liability resulting from an adverse result in many of such lawsuits, proceedings or claims cannot be determined at this time. Although we have established reserves for the cost and potential exposure of these legal actions, litigation by its nature is uncertain. Therefore, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

 Risks Related to Our Common Stock

Our stock price is volatile.

        Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. The fluctuations could occur from day-to-day or over a longer period of time. The factors that may cause such fluctuations include:

  •
  announcements of new products and services by us or our competitors;

  •
  quarterly fluctuations in our financial results or the financial results of our competitors or our customers;

  •
  customer contract awards to us or our competitors;

  •
  increased competition with our competitors or among our customers;

  •
  consolidation among our competitors or customers;

  •
  disputes concerning intellectual property rights;

  •
  the financial health of ADC, our competitors or our customers;

  •
  developments in telecommunications regulations;

  •
  general conditions in the communications equipment industry; and

  •
  general economic conditions.

        In addition, communications equipment company stocks in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.

        We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

Anti-takeover provisions in our charter documents, our shareowner rights plan and Minnesota law could prevent or delay a change in control of our company.

        Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a "poison pill") and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock. These provisions include the following:

  •
  advance notice requirements for shareowner proposals;

  •
  authorization for our Board of Directors to issue preferred stock without shareowner approval;

  •
  authorization for our Board of Directors to issue preferred stock purchase rights upon a third party's acquisition of 15% or more of our outstanding shares of common stock; and

  •
  the limitation of business combinations with interested shareowners.

Some of these provisions may discourage a future acquisition of ADC even though our shareowners would receive an attractive value for their shares or a significant number of our shareowners believed such a proposed transaction would be in their best interest.

DESCRIPTION OF THE PLAN

Purposes

        The ADCInvestDirect plan provides you with a convenient and economical method of systematically increasing your ownership interest in ADC through purchases of ADC common stock. We may use the Plan to raise capital for general corporate purposes through the sale to you of authorized but unissued common stock.

Considerations

        You should consider the following before you decide to participate in the Plan:

  •
  Transaction Fees—You pay $0.05 for each share of common stock purchased for your Plan account in open market transactions. You pay $0.15 for each share of common stock sold under the Plan. We expect that generally all Plan purchases and sales will be affected in open market transactions.

  •
  Service Fees—You also pay a service fee as described in this prospectus for some Plan transactions, whether or not the transactions are effected in open market transactions.

  •
  Investment Timing; Price Risks—Because the prices at which Plan shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose certain advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to five days following an investment, you may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

  •
  No Interest Paid—No interest is paid on your cash investments pending their investment in common stock.

Administration

        As of the date of this prospectus, Computershare Trust Company, Inc administers the Plan. As Plan Administrator, Computershare is responsible for the clerical and ministerial administration of the Plan, including receiving your investments, forwarding funds received from you or on your behalf to a registered broker/dealer for purchases of common stock, issuing statements of Plan account activities and performing certain other administrative duties related to the Plan. You may contact the Plan Administrator by writing to:

    Computershare Trust Company, Inc.
    Attention:     ADCInvestDirect
    Post Office Box A3309
    Chicago, IL 60690-3309

or by calling the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209 between 8:30 a.m. and 5:00 p.m., central time, on any business day. Written communications may also be sent to the Plan Administrator by telefax at 1-312-601-4335.

        The Plan Administrator is responsible for purchasing and selling shares of common stock for your Plan account, including the selection of the broker or dealer through which Plan purchases and sales are made. ADC has no control over the times or prices at which the Plan Administrator purchases shares in the open market or the selection of the broker or dealer used by the Plan Administrator for the purchases.

Forms

        Plan Authorization Form.    A Plan Authorization Form is used to enroll in the Plan and, at the time of enrollment, authorize electronic funds transfers. A Plan Authorization Form is enclosed with this prospectus.

        Plan Transaction Form.    A Plan Transaction Form is used to make investments, transfer or sell your Plan shares, deposit your share certificates with the Plan Administrator (if done after enrollment), and terminate your participation in the Plan. A Plan Transaction Form is attached to each account statement mailed to you.

        ACH Enrollment Form.    An ACH Enrollment Form is used to change or establish electronic funds transfers after enrollment, change the amount of or terminate your electronic funds transfers or change your record address.

        All forms can be obtained from the Plan Administrator upon request.

Eligibility

        Any person or entity, whether or not currently a registered holder of ADC common stock, may participate in the Plan by enrolling in accordance with the procedures described in "Enrollment and Participation" below. We reserve the right to deny, modify, suspend or terminate participation by any person or entity. See "Other Information—Denial or Termination of Participation."

Enrollment and Participation

        You may enroll in the Plan at any time by completing the Plan Authorization Form enclosed with this prospectus and returning it to the Plan Administrator at the address listed on the form.

        Shareholders.    If you are a registered holder of ADC common stock, you must complete a Plan Authorization Form to participate in the Plan. If you are a beneficial owner of common stock whose only shares are held in names other than your own (e.g., by brokers, trustees or bank nominees), you must complete a Plan Authorization Form and either:

  (a)
  become a shareholder of record by having the shares registered in your name, or

  (b)
  become a shareholder of record by enrolling in the Plan in the same manner as a nonshareholder.

        Nonshareholders.    If you are not a registered holder of ADC common stock, you must complete a Plan Authorization Form and pay a one-time account set-up fee of $10. You must also make an initial cash investment of at least $500 or authorize automatic monthly cash investments of at least $50.

Investments

        Initial Investment.    If you are not a registered owner of common stock, you must include an initial cash investment of at least $500 with your completed Plan Authorization Form or authorize automatic monthly cash investments by electronic funds transfer of at least $50. For automatic monthly cash investments, your first investment of at least $50 must be made by check. In either case, you must also pay a one-time account set-up fee of $10. See "Enrollment and Participation" above. Initial investments and payment of the account set-up fee must be made by check or money order payable to "Computershare" in U.S. funds.

        Additional Investments.    You may make additional investments at any time by personal check, money order or electronic funds transfer from a designated U.S. bank account. You may vary your investments from a minimum of $50 per investment up to a maximum of $250,000 per year. Initial investments are included in the year in which they are made for purposes of determining whether the $250,000 maximum has been reached.

        Initial and additional investments are invested in shares of common stock net of service fees as described below.

        Check or Money Order.    Investments made by check or money order must be accompanied by a completed Plan Transaction Form and received by the Plan Administrator no later than one business day before an investment date to be invested on that investment date; otherwise, investments are held by the Plan Administrator for investment on the next investment date. Investments made by check or money order must be payable to "Computershare" in U.S. funds. Your check or money order must be sent to the address listed on your Plan statement. Checks or money orders sent to any other address will not be considered validly delivered.

        Electronic Funds Transfer.    In addition to making investments by check or money order, you may authorize automatic monthly electronic funds transfers from a designated bank account. Your bank account is debited on the 15th day of each month or, if that day is not a business day, the business day next following the 15th day. Funds are invested within five business days following collection of the funds by the Plan Administrator. You do not receive any confirmation of the transfer of funds other than as reflected in the transaction statements described below and in your bank account statements.

        To authorize electronic funds transfers, complete and sign the automatic funds transfer section of the Plan Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after the Plan Administrator receives the Plan Authorization Form. You may change the amount of your monthly transfer or terminate your monthly transfer altogether by completing an ACH Enrollment Form and returning it to the Plan Administrator. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least 15 business days before the investment date.

        Investment Dates.    Cash payments will be invested promptly, but in no event later than five business days following receipt of the cash payment (except where deferral is necessary under applicable federal or state laws or regulations).

        No interest is paid on funds held by the Plan Administrator pending their investment in common stock. All investments, including the initial investment, are subject to the collection by the Plan Administrator of full face value in U.S. funds.

        Source of Shares.    The shares you purchase under the Plan are authorized but unissued shares of common stock or common stock purchased by the Plan Administrator in the open market or in negotiated transactions. The Plan Administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than five business days) after receipt of your cash payment, subject to any waiting periods required under applicable securities laws or other regulations. We determine the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on how often we can change our determination, we may change the source of shares from time to time without notice. We expect that generally all Plan purchases will be effected in open market transactions.

        Price of Shares.    The purchase price per share of authorized but unissued common stock is the average of the high and low sale prices of the common stock (as quoted on the Nasdaq National Market) on the applicable investment date or, if Nasdaq is closed on the investment date, on the next preceding day Nasdaq is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. The Plan Administrator may in its discretion commingle your funds with other participants' funds for the purpose of forwarding purchase orders and may offset purchase and sale orders for the same investment date by forwarding the net purchase or sale requirement. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.

Transaction Fee, Service Fees and Other Costs

        Account Set-Up.    If you are not a registered holder of ADC common stock, including persons authorizing automatic monthly cash investments, you are charged a one-time account set-up fee of $10. The fee must be paid by check or money order and is due at the time of enrollment. The fee is in addition to the minimum initial cash investment.

        Transaction Fee.    In addition to the service fees discussed below, you pay $0.05 for each share of common stock purchased for your Plan account in open market transactions, even if a Plan sale order is used to offset your order. You pay $0.15 for each share of common stock sold for your Plan account, even if a Plan purchase order is used to offset your order. We expect that generally all Plan purchases and sales will be affected in open market transactions. Transaction fees payable with respect to Plan purchases are deducted from the amount invested on your behalf. Transaction fees payable with respect to Plan sales are deducted from the proceeds payable to you.

        Service Fees.    For each investment made by check or money order, you pay a service fee of $5, and for each investment made by automatic electronic funds transfer, you pay a service fee of $2. Investment service fees are in addition to transaction fees and are deducted from the amount invested on your behalf. You pay a service fee of $10 in connection with sales of your Plan shares. The service fee is in addition to transaction fees and is deducted from the proceeds payable to you from the sale of shares, including a fractional share.

        Fees Subject to Change.    We may change from time to time the amount fees charged to you upon 30 days prior notice.

Account Statements

        The Plan Administrator will maintain an account for you and will send account statements to you as soon as practicable after each investment and after any transfer, sale or withdrawal of Plan shares. Your account will be credited with full and fractional shares, computed to three decimal places. The account statements provide you with records of purchases and sales and should be retained for tax purposes.

Share Certificates

        Plan purchases are credited to your account and shown on your account statement. You do not receive certificates for your Plan shares unless you request them. This protects against loss, theft or destruction of stock certificates and reduces our administrative costs associated with the Plan. You may obtain certificates for some or all full Plan shares at any time by sending a Plan Transaction Form to the Plan Administrator or contacting the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209. Any remaining full and fractional shares continue to be credited to your account.

Certificates for fractional shares are not issued under any conditions. A charge may be imposed for issuing a certificate from your Plan account.

Share Safekeeping

        At any time beginning with your enrollment in the Plan, you may deposit with the Plan Administrator certificates representing shares of ADC common stock, whether or not the shares were acquired under the Plan, at no cost to you. To use this service, you must send your certificates to the Plan Administrator with a properly completed Plan Authorization Form or Plan Transaction Form. Shares represented by certificates deposited with the Plan Administrator are credited to your account and thereafter are treated as if they were acquired under the Plan. You are responsible for maintaining your own records of the cost basis of certificated shares deposited with the Plan Administrator. If you are a beneficial owner of common stock registered in street or other nominee name, you may in some cases be able to transfer your shares electronically from your existing brokerage account to a Plan account. If you are a beneficial owner and want to take advantage of this service, you should contact the Plan Administrator to obtain transfer instructions.

        We strongly recommend that you use a courier service that tracks delivery of your package to deliver your certificates to the Plan Administrator, insuring the certificates for 2% of the current market value of the shares represented. In any case, you bear the full risk of loss, regardless of the method used, in the event the certificates are lost.

        You should NOT endorse your certificates prior to mailing.

Gifts of Shares and Share Transfers Within the Plan

        You may purchase shares of common stock for others by making investments on their behalf. To do this, you need only complete a Plan Authorization Form in the name of the recipient and return the completed form to the Plan Administrator together with the one-time account set-up fee of $10 and either an initial investment of at least $500 or an authorization for automatic monthly cash investments of at least $50. For automatic monthly cash investments, please remember to include a check for your first investment of at least $50 with your completed Plan Authorization Form.

        Your Plan shares also may be transferred to a Plan account of another person subject to compliance with any applicable laws. To do this, you must complete a Plan Transaction Form and return the completed Plan Transaction Form, together with an executed stock assignment, to the Plan Administrator. Your signature on the stock assignment must be medallion guaranteed by an eligible financial institution. The form of stock assignment can be obtained from the Plan Administrator. If the person to whom the shares are gifted or transferred is not a participant in the Plan, the Plan Administrator automatically will open an account for the person and enroll him or her in the Plan.

        You may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan unless the Plan Administrator has issued certificates representing the shares.

Sale of Shares

        You may sell some or all of your Plan shares by submitting the appropriate information on the Plan Transaction Form or by sending a written request to the Plan Administrator. Requests may be faxed to the Plan Administrator. The Plan Administrator may match or offset your sales orders against one or more purchase orders of other participants in the Plan. If not offset, the Plan Administrator will execute the order on your behalf in the open market or in a negotiated transaction. Sales orders generally are processed daily provided there is sufficient volume and the request is received on a business day when the Nasdaq market is open. If there is not sufficient volume, sales orders will be processed at least once per week. After settlement of the sale, the Plan Administrator will send you a check for the net proceeds of the sale. The proceeds you receive are based on the weighted average price at which the shares were sold less service fees charged by the Plan Administrator and applicable transfer taxes.

        You will not have the authority or power to direct the date or sales price at which Plan shares may be sold. Requests to sell Plan shares must indicate the number of shares to be sold and not the dollar amount to be attained. Any request that does not indicate clearly the number of Plan shares to be sold will be returned to you with no action taken. You should be aware that prices may fluctuate during the period between a request for a sale, receipt by the Plan Administrator of the request, and ultimate sale in the open market no later than five business days from the date of receipt by the Plan Administrator. You will bear the risk of a price change.

Termination

        You may terminate your participation in the Plan by submitting the appropriate information on a Plan Transaction Form or by sending a written request to the Plan Administrator. In addition, if you are a participant who makes investments by electronic funds transfers, your termination request must be received by the Plan Administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next investment.

        Upon termination of your participation in the Plan, unless you have requested on the Plan Transaction Form that some or all of your Plan shares be sold, the Plan Administrator will send you a certificate representing the number of full shares in your Plan account and a check in the amount of the market value of any fractional share. If you so request on the Plan Transaction Form, the Plan Administrator will sell some or all Plan shares on your behalf. After settlement of the sale, the Plan Administrator will send you a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share) and a certificate representing any full Plan shares not sold. The net proceeds you receive are based on the weighted average price at which the shares were sold less fees charged by the Plan Administrator and applicable transfer taxes.

        After termination, you may re-enroll in the Plan by submitting a new Plan Authorization Form and complying with all other enrollment procedures (see "Enrollment and Participation"). In order to minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, we reserve the right to deny participation in the Plan to previous participants who we or the Plan Administrator believes have been excessive in their enrollment and termination.

Other Information

        Share Dividends and Stock Splits.    Any shares distributable to you pursuant to a share dividend or stock split by ADC on shares registered in your name or credited to your account under the Plan will be added to your account and will not be mailed or delivered directly to you. You may, however, request the Plan Administrator to issue certificates for such stock dividends or split shares once they are added to your account. If you send a notice of termination or a request to sell shares to the Plan Administrator between the record date and the payment date for a stock distribution, the request will not be processed until the stock distribution is credited to your account.

        Cash Dividends.    ADC currently does not pay cash dividends with respect to the common stock. If in the future ADC declares a cash dividend with respect to the common stock, dividends paid on shares in your Plan account would be paid directly to you in the same manner as to shareholders who are not participants in the Plan.

        Voting Rights.    Voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase.

        Voting of Plan Shares.    For each meeting of shareholders, you will receive proxy materials that allow you to vote your Plan shares by proxy. Alternatively, you may vote your Plan shares in person at the meeting.

        Limitation of Liability.    ADC and the Plan Administrator will not be liable for any good faith act or omission to act, including but not limited to any claim of liability:

  (a)
  arising out of the failure to terminate your account upon your death prior to the Plan Administrator's receipt of notice in writing of your death,

  (b)
  with respect to the prices or times at which shares are purchased or sold, or

  (c)
  as to the value of the shares acquired for you.

        We reserve the right to interpret and regulate the Plan as we deem necessary or advisable in connection with the Plan's operations.

        Modification or Termination of the Plan.    We may suspend, modify or terminate the Plan at any time in whole or in part or with respect to your participation in the Plan in some jurisdictions. Notice of a suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant's account. If your participation in the Plan is terminated by us in whole or in part, you will receive a certificate for all full Plan shares and a check in the amount of the market value of any fractional Plan share.

        Denial or Termination of Participation.    At our direction, the Plan Administrator may terminate your participation in the Plan if you do not own at least one full share in your name or hold shares through the Plan. We also reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will receive certificates for all full Plan shares and a check in the amount of the market value of any fractional Plan share.

        Insufficient Funds Policy.    In the event that any check is returned to the Plan Administrator unpaid for any reason, the Plan Administrator will consider the request for investment of such money null and void and will remove from your account Plan shares, if any, purchased upon the prior credit of such money. The Plan Administrator will be entitled to sell these shares to satisfy any uncollected amounts plus any applicable fees. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator will be entitled to sell such additional shares from your account as are necessary to satisfy the uncollected balance.

FEDERAL INCOME TAX INFORMATION

        The information set forth below summarizes certain U.S. federal income tax consequences of participation in the Plan. The information is not intended to be a complete description of all such consequences, nor is it intended to be a description of any kind of the state, local or foreign tax consequences of participation in the Plan. The description of federal income tax consequences may be affected by future legislation, Internal Revenue Service rulings and regulations and/or court decisions. For that reason, you should consult your own tax advisor with respect to the federal income tax consequences, as well as the state, local and foreign income tax consequences, of participation in the Plan.

        Cost Basis of Shares.    For federal income tax purposes, the cost basis of shares purchased with your cash investments is the purchase price of the shares plus any fees paid by you in connection with open market purchases.

        Gains and Losses from the Sale of Shares.    You do not realize any taxable income from the issuance of certificates representing Plan shares. You may realize gain or loss, however, at the time the shares are sold by the Plan Administrator or by you after you withdraw your shares from the Plan. The amount of realized gain or loss, if any, is based on the difference between the amount you receive for the shares and the cost basis of the shares.

        IRS Reports.    If, at your request, the Plan Administrator sells Plan shares for you, the Plan Administrator will report the proceeds from the sale to you and the Internal Revenue Service on Form 1099-B.

USE OF PROCEEDS

        The proceeds from the sales, if any, of authorized but unissued common stock under the Plan are expected to be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be sold under the Plan or the prices at which the shares will be sold. We will not receive any proceeds when shares of common stock are purchased under the Plan in the open market.

EXPERTS

        The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended October 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and schedule for the years ended October 31, 2000 and 2001 were audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the incorporation by reference into this prospectus of their reports on such financial statements and schedule. As a result, you will not be able to sue Arthur Andersen LLP under Section 11 of the Securities Act of 1933 in the event the registration statement, as of the time it became effective, contained an untrue statement or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

        Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms or visit the SEC's web site at http://www.sec.gov to access available filings. This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC to register the shares offered under the Plan. The SEC allows us to incorporate by reference some of the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

  (a)
  ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 2002.

  (b)
  ADC's Quarterly Reports on Form 10-Q for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003.

  (c)
  ADC's Current Reports on Form 8-K filed on May 22, 2003, May 29, 2003, July 31, 2003 and August 13, 2003.

  (d)
  The description of our common stock and stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating this description.

        We will provide you at no cost, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. Please direct your requests for copies to the following address and telephone number:

  ADC Telecommunications, Inc.
  P.O. Box 1101
  Minneapolis, Minnesota 55440-1101
  Attention: Investor Relations
  (952) 917-0991
  investor@adc.com
  www.adc.com/investor

        We also make available through our website, www.adc.com/investor, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as soon as reasonably practicable after these items are filed with the SEC.

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on cover page of this prospectus or any supplement. Our business, financial conditions, results of operations and prospectus may have changed since that date.

TABLE OF CONTENTS

A Summary of Important Plan Features	2
ADC Telecommunications, Inc.	3
Risk Factors	3
Description of the Plan	14
Purposes	14
Considerations	14
Administration	14
Forms	15
Eligibility	15
Enrollment and Participation	15
Investment	15
Transaction Fees, Service Fees and Other Costs	15
Account Statements	17
Share Certificates	17
Share Safekeeping	18
Gifts of Shares and Share Transfers Within the Plan	18
Sale of Shares	18
Termination	19
Other Information	19
Federal Income Tax Information	21
Use of Proceeds	21
Experts	21
Where You Can Find More Information	22

        Neither the delivery of this prospectus nor any sales under it shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus. No dealer, broker, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering contained in this prospectus, and information or representations not contained in it, if given or made, must not be relied upon as having been authorized by us. This prospectus does not constitute an offering in any state or jurisdiction in which the offering may not lawfully be made.

PROSPECTUS

ADC TELECOMMUNICATIONS, INC.

ADCInvestDirect
A direct stock purchase plan for ADC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

SEC registration fee	$207	*
Printing expenses	$1000	**
Legal fees and expenses	$5000	**
Accounting fees and expenses	$5000	**

Total	$11,207

*
Previously paid

**
Estimated

Item 15. Indemnification of Directors and Officers.

        Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. Article IX of the Restated Bylaws of ADC provides that ADC shall indemnify officers and directors to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

        The Company also maintains an insurance policy or policies to assist in funding indemnification of directors and officers for certain liabilities.

Item 16. Exhibits.

Exhibit No.	Description
*5.1	Opinion of Dorsey & Whitney LLP.
23.1	Consent of Ernst & Young LLP
*23.3	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
*24.1	Power of Attorney (included on signature page).

*
Previously filed

Item 17. Undertakings.

  (a)
  The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)
  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, as of the 3rd day of October, 2003.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ ROBERT E. SWITZ Robert E. Switz President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated as of the 3rd day of October, 2003.

Signature	Title

/s/ ROBERT E. SWITZ Robert E. Switz	President and Chief Executive Officer (Principal Executive Officer)
/s/ GOKUL V. HEMMADY Gokul V. Hemmady	Vice President, Chief Financial Officer and Controller (Principal Financial Officer and Principal Accounting Officer)
* Robert Annunziata	Director
* John J. Boyle III	Director
* John A. Blanchard III	Director
* James C. Castle, Ph.D.	Director
Mickey P. Foret	Director
* B. Kristine Johnson	Director
* Jean-Pierre Rosso	Director

* Larry W. Wangberg	Director
* John D. Wunsch	Director
* Charles D. Yost	Director
*By:	/s/ ROBERT E. SWITZ Robert E. Switz (Attorney-in-Fact)

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A SUMMARY OF IMPORTANT PLAN FEATURES
Our Company
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Common Stock
DESCRIPTION OF THE PLAN
FEDERAL INCOME TAX INFORMATION
USE OF PROCEEDS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES